GENESIS COMPANIES GROUP, INC.
                               255 S. Leland Norton Way
                            San Bernardino, CA 92408

                                  909-522-4414

                                October 7, 2008



Securtities & Exchange Commission
Division of Corporation Finance
Attn: Tia Jenkins
100 F Street N.E., Stop 3561
Washington, D.C. 20549-0405


Re:      Genesis Companies Group, Inc.
         File No. 033-34078-A
         Form 10-KSB/A-4 for Fiscal Year Ended December 31, 2007


     In response to your comment letter dated October 1, 2008, Genesis Companies Group, Inc. acknowledges to the SEC that:


          1. The Company is responsible for the adequacy and accuracy of the disclosure in their filings;

          2. Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

          3. The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     We hope this satisfies your requirement.

     If you have any questions, please let me know.


                                                  Sincerely,


                                                  /s/ Daniel Medina
                                                  ---------------------
                                                  Daniel Medina, President